SCHEDULE 13G

Amendment No.
Nycor Incorporated
common stock
Cusip # 670664408
Filing Fee: Yes


Cusip # 670664408
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   38,850
Item 6:   None
Item 7:   38,850
Item 8:   None
Item 9:   38,850
Item 11:  5.16%
Item 12:  HC




Cusip # 670664408
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   38,850
Item 8:   None
Item 9:   38,850
Item 11:  5.16%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Nycor Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         287 Childs Road
         Basking Ridge, NJ  07920

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None, Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         670664408

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    38,850

         (b)  Percent of Class:   5.16%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:   38,850

              (ii)  shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of:
    38,850

              (iv) shared power to dispose or to direct the disposition of: None




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Nycor Incorporated. The interest of one person, Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Securities
Exchange Act of 1934, in the common stock of Nycor
Incorporated, amounted to 38,850 shares or 5.16% of the total outstanding common stock at December 31, 1993. The number of shares of common stock of Nycor Incorporated owned by the institutional account(s) at December 31, 1993 included 38,850 shares of common stock resulting from the assumed conversion of 35,000 shares of the $1.70 Convertible Exchange Preferred Stock (1.11 shares of common stock for each share of the convertible exchange preferred stock).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice President

Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 38,850 shares or 5.16% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Nycor Incorporated owned by the institutional account(s) at December 31, 1993 included 38,850 shares of common stock resulting from the assumed conversion of 35,000 shares of the $1.70 Convertible Exchange Preferred Stock (1.11 shares of common stock for each share of the convertible exchange preferred stock).

    FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 38,850 Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Nycor Incorporated at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule 13G
for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel
    Fidelity Management Trust Company
    By   /S/John T. McGrath
John T. McGrath
Treasurer and Vice
President